DOMKA, Inc (the "Company") Registered in the State of Delaware

Financial Statements (unaudited) and
Independent Accountant's Review Report

As of inception – September 30, 2023



TAFE

True Accounting & Finance Experts

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
DOMKA, Inc

We have reviewed the accompanying balance sheet, statement of income, and statement of cash flows of DOMKA, Inc as of September 30, 2023 and the related notes. A review includes primarily applying analytical procedures to management's financial data and making inquiries. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of DOMKA, Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying statement of financial position in order for it to be in accordance with accounting principles generally accepted in the United States of America.

On behalf of True Accounting & Finance Experts LLC
CPA Firm # AD71676
(786) 823-3420
Trumaine Easy, CPA
Miami, FL
October 14, 2023

JEasy

DOMKA, Inc
Statement of Income
From Inception to September 30, 2023

Revenue		
Income	$	151,000.00
Total Revenue	**$**	**151,000.00**
Cost of Goods Sold		
Cost of Goods Sold	$	-
Total Cost of Goods Sold	**$**	**-**
Gross Profit	**$**	**151,000.00**
Expenses		
Repair and improvement	$	64,274.34
Professional services	$	41,709.37
Supplies	$	9,217.40
Marketing and promotion	$	755.09
Membership fee	$	195.00
Travel and transport	$	143.73
Dues and subscription	$	68.29
Total Expenses		**$116,363.22**
Net Ordinary Income	**$**	**34,636.78**
Other Income and Expenses	**$**	**-**
Other Expenses	$	-
Net Income	**$**	**34,636.78**

See Accompanying Notes

DOMKA, Inc
Balance Sheet
From Inception to September 30, 2023

Assets			
Current Assets			
Cash		$	33,763.35
Accounts Receivable		$	873.43
Total Current Assets		**$**	**34,636.78**
Long Term Assets			
Long Term Assets		$	-
Total Long Term Assets		**$**	**-**
Total Assets		**$**	**34,636.78**

Liabilities			
Current Liabilities			
Accounts Payable		$	-
Total Current Liabilities		**$**	**-**
Long Term Liabilities			
Long Term Liabilities		$	-
Total Long Term Liabilities		**$**	**-**
Total Liabilities		**$**	**-**

Equity			
Retained Earnings		$	-
Net Income		$	34,636.78
Total Equity		**$**	**34,636.78**
Total Liabilities & Equity		**$**	**34,636.78**

See Accompany Notes

DOMKA, Inc
Statement of Cash Flow
From Inception to September 30, 2023

Cashflow from Operations		
Increase in Accounts Receivable	$	(873.43)
Net Income	$	34,636.78
Total Cashflows from Operations	**$**	**33,763.35**

Cashflows from Investing		
Increase (Decrease) in Investments	$	-
Decrease from Distributions	$	-
Change in Assets	$	-
Total Cashflows from Investing	**$**	**-**

Cashflows from Financing		
Increase in Payables	$	-
Issuance of Debt	$	-
Total Cashflows from Financing	**$**	**-**

Beginning Cash Balance	$	-
Change in Cashflows	$	33,763.35
Year Cashflows	$	33,763.35
Cashflow as of Report Date	**$**	**33,763.35**

See Accompany Notes

NOTE 1 – ORGANIZATION

DOMKA, Inc was incorporated in May 2023, and the headquarters is in the state of Delaware. The Company is dedicated to reshaping the construction industry and housing market by providing eco-friendly and fully furnished pre-manufactured tiny Accessory Dwelling Units (ADUs). Our innovative approach addresses the challenges faced by the construction industry in the US while serving as an affordable housing solution. With a focus on sustainability and quality, DOMKA aims to transform the way people think about housing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash – For the purpose of reporting cash flows, the Company defines cash as cash held in checking and savings accounts.

Property and Equipment - Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives. Leasehold improvements are depreciated over the lesser of their estimated useful lives or the term of the lease. Maintenance and repairs are expensed as they are incurred, and major additions and purchases are capitalized.

	Estimated Useful Life in Years
Computers and Equipment	5
Furniture and Fixtures	7
Leasehold Improvements	5

Basis of Accounting – The Company prepared the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of any normal recurring accruals, necessary to fairly present the accompanying financial statements.

Use of Estimates- – The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase.

Restricted Cash – The Company did not have any restricted cash balances, deposits held as compensating balances or cash segregated in compliance with federal or other regulations as of September 30, 2023.

Leases – The Company did not have any equipment lease agreements as of September 30, 2023.

Deferred Revenue - Revenue on service contracts received in advance is deferred and recognized monthly as the contract progresses.

Income Taxes – For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the individual partners and members and have not been reflected in the statement of financial condition.

NOTE 3- PREPAID EXPENSES

As of September 30, 2023, the company did not have any prepaid balance.

NOTE 4 - LINE OF CREDIT

As of September 30, 2023, the company did not have a line of credit.

NOTE 5 – LONG TERM DEBT

As of September 30, 2023, the company did not have any long term debt.

NOTE 6 - RELATED PARTY TRANSACTIONS

In accordance with FAS523 ASC 740-10, the Company undergoes an annual analysis of its various tax positions, assessing the likelihood of those positions being upheld by relevant tax authorities, as defined by FASB ASC 740-10. As of September 30, 2023, the Company had no tax positions with relevant tax authorities, as defined by FASB ASC 740-10. As of September 30, 2023, the company had no tax positions that would not be held up under examination.

NOTE 7: PROPERTY, EQUIPMENT AND DEPRECIATION

There is no property or equipment to report on as of September 30, 202.

NOTE 8: INTANGIBLE ASSETS AND AMORTIZATION

As of September 30, 2023, the Company did not have any intangible assets.

NOTE 9 - ACCRUED EXPENSES

As of September 30, 2023, the Company did not have any accrued expenses.

NOTE 10 - COMMITMENTS AND CONTINGENCIES

As of September 30, 2023, the Company did not have any known commitments or contingencies.

NOTE 11 - RECEIVABLES AGING

As of September 30, 2023, the Company did not have any aging receivables.

NOTE 12 - SUBSEQUENT EVENTS

Management has considered subsequent events reviewed through October 12, 2023, which is the date the financial statements were prepared. There were no subsequent events that required recognition or disclosure.

NOTE 13 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.